FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank, a 40 per cent indirectly-held associate of HSBC Holdings plc.

THE SAUDI BRITISH BANK

FIRST HALF 2003 RESULTS - HIGHLIGHTS

*Net profit of SAR565 million (US$151 million) for the six months ended 30 June 2003 - up SAR78 million (US$21 million) or 16.1 per cent over the same period in 2002.

*Customer deposits of SAR36.5 billion (US$9.7 billion) at 30 June 2003 - up SAR3.4 billion (US$0.9 billion) or 10.3 per cent over 30 June 2002.

*Loans and advances to customers of SAR23.3 billion (US$6.2 billion) at 30 June 2003 - up SAR4.7 billion (US$1.2 billion) or 25.1 per cent over 30 June 2002.

*Total assets of SAR47.0 billion (US$12.5 billion) at 30 June 2003 - up SAR3.2 billion (US$0.8 billion) or 7.2 per cent over 30 June 2002.

*Earnings per share of SAR14.13 (US$3.77) for the six months ended 30 June 2003 - up 16.1 per cent compared to SAR12.17 (US$3.25) for the same period in 2002.

Commentary

The Saudi British Bank (SABB) recorded a net profit of SAR565 million (US$151 million) for the six months ended 30 June 2003. This represents an increase of 16.1 per cent over the SAR487 million (US$130 million) earned in the same period in 2002. Earnings per share increased to SAR14.13 (US$3.77) compared to SAR12.17 (US$3.25) for the same period last year.

Customer deposits increased to SAR36.5 billion (US$9.7 billion) at 30 June 2003 from SAR33.1 billion (US$8.8 billion) at 30 June 2002.

Loans and advances to customers were higher at SAR23.3 billion (US$6.2 billion) at 30 June 2003 from SAR18.6 billion (US$5.0 billion) at 30 June 2002, reflecting strong growth across all customer segments, especially in personal financial services.

The bank's investment portfolio totalled SAR19.6 billion (US$5.2 billion) at 30 June 2003, a decrease from SAR21.5 billion (US$5.7 billion) at 30 June 2002, as proceeds from maturing investments were used to meet the strong growth in loans and advances.

Geoff Calvert, managing director, said: "The bank's strong performance in the first six months of the year is especially encouraging given recent events in the region. Growth in operating revenues has been achieved and operating costs have been contained, while the bank continues to invest in its infrastructure. Our capital and liquidity ratios remain sound.

"All areas of the bank are performing well, particularly personal financial services and corporate banking, as the bank continues to focus on customer service.

"Growth of our Al Amanah Islamic Services has been strong and new products have been successfully introduced to meet an increasingly sophisticated market for Shariah compliant products.

"The Directors have approved the payment of a net interim dividend of SAR9.00 per share (gross dividend SAR9.35 per share). This represents a total gross dividend payout of SAR374 million, an increase of 12.5 per cent over the same period last year.

"We thank our customers for their support, and our staff for their commitment and contribution during this period."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: July 15, 2003